SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Material Contained in this Report

1.	“Notice regarding Share Repurchase Status”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 7, 2026	By	/s/ Hidetake Takahashi
Hidetake Takahashi

Member of the Board of Directors

Representative Executive Officer

President and Chief Executive Officer

Responsible for Digital Innovation Unit

Responsible for Corporate Strategy and Management Unit

ORIX Corporation

Notice regarding Share Repurchase Status

TOKYO, Japan - January 7, 2026 - ORIX Corporation announced today the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which were resolved at its Board of Directors meeting held on May 12, 2025 and November 12, 2025, as follows.

1. Class of shares repurchased	Common shares

2. Total number of shares repurchased	4,322,000 shares

3. Total purchase price of shares repurchased	JPY 18,936,742,100

4. Repurchase Period	From December 1, 2025 to December 31, 2025

5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Details of the resolution reached at the Board of Directors meeting held on May 12, 2025 and November 12, 2025

(1) Class of shares to be repurchased	Common shares

(2) Total number of shares to be repurchased	Up to 60,000,000 shares

(approx. 5.4% of the total outstanding shares (excluding treasury shares))

(3) Total purchase price of shares to be repurchased	Up to 150 billion yen

(4) Repurchase Period	From May 19, 2025 to March 31, 2026

(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of December 31, 2025)

(1) Total number of shares repurchased	29,617,200 shares

(2) Total purchase price of shares repurchased	JPY 107,270,062,100

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.